The names highlighted in yellow are the specific target group each InMail variation is written for. **S1** stands for "subject" and is the preview line that shows in the inbox. **CTA** (Call to Action) is what we are wanting to redirect the investor to do.

Aerospace backgrounds, interest, employer

S1: A revolutionary new technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As someone familiar with the aerospace industry, you might be interested in our latest innovation in jet propulsion. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. Welcome to the future!

Be part of aerospace history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Pilots

S1: Stunning new jet technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As a pilot familiar with the aviation industry, you might be interested in our latest innovation in jet propulsion. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Luxury Buyers/ Investors

S1: New private jet technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As someone interested in luxury investment and buying, you might be interested in our latest innovation in private jet technology. Our new product, the J-4000 four-passenger, is a one-of-a-kind flying car that will revolutionize luxury air travel. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. It's the ultimate luxury item. Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! Join us today and become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Tech Investors

S1: Revolutionary new technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As someone familiar with new technology investments, you might be interested in our latest innovation in aviation technology. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

NASA Investors

S1: New propulsion technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As someone interested in NASA, you might be interested in our latest innovation in jet propulsion. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. Welcome to the future!

Be part of aerospace history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Drone Enthusiasts

S1: New drone technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As someone interested in drone technology, you might be interested in our latest innovation in jet propulsion. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. With this new technology, the drone applications are endless. Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Military, Air Force, Navy, etc. backgrounds

S1: New aviation technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As someone familiar with the military, you might be interested in our latest innovation in flying aircraft. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. The military applications for this new technology are endless. Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will

certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Veterans

S1: New aviation technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As a veteran, you might be interested in our latest innovation in flying aircraft that has innumerable military applications. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. Imagine a small craft mobile enough to deliver emergency relief supplies in inaccessible areas, or a quiet craft that can easily slip over enemy lines for recon or rescue without being noticed. Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

RideShare users/investors

S1: Revolutionary new technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As someone familiar with RideShare technology, you might be interested in our latest innovation in aviation technology. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. Basically, flying taxis and other transportation applications are just around the corner. Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

First Responders

S1: New emergency technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As a First Responder, you might be interested in our latest innovation in aviation technology. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. Imagine a small craft that can rescue people or deliver emergency equipment to inaccessible areas very easily and quickly. Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest

is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.

Logistics Experience

S1: New logistics technology
CTA: Click here for more info

Text: Hi XXX,

This is XXX from Jetoptera. As someone familiar with the world of logistics, you might be interested in our latest innovation in aviation technology. Our new Fluidic Propulsion System (FPS) is the future of VTOL technology that we are introducing in the J-4000 four-passenger flying car. The J-4000 four-passenger is much quieter than a helicopter, 30% lighter weight, and flies more efficiently. Even the footprint is smaller. It can go as fast as 200 mph, it can fly as high as 15,000 feet, and it has a maximum range of 500 miles. Imagine a small craft that can deliver people, equipment, or goods of any kind quickly and efficiently to inaccessible areas (or anywhere else!). Welcome to the future!

Be part of aviation history by joining our early investment offering to make the J-4000 a reality! You could become an investor on the ground level of this technological breakthrough that will certainly change the face of the aviation world. Help us deliver the future of air mobility that the world has been waiting for.

If you would like to learn more about what Jetoptera has to offer, please visit us here.

Legal Disclosure: No money or other consideration is being solicited at this time for our prospective crowdfunding round. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding, which means it involves no commitment by you of any kind to ultimately participate in an offering, if we decide to move forward with one.